UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 27) *
Scitex Corporation Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
809090-10-3
(CUSIP Number)
Shirit Caplan, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Clal Electronics Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,409,532
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,409,532
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,409,532
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			24.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Clal Industries and Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,409,532
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,409,532
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,409,532
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			24.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	PEC Israel Economic Corporation 13-1143258
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Maine
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			0%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	DIC Loans Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	4,880,336
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	4,880,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person			4,880,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			12.82%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			X
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,292,723
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,292,723
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,292,723
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			24.41%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

This Amendment No. 27 on Schedule 13D/A (the "Amendment") amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.12 per share, of Scitex Corporation Ltd. (the "Statement") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in order to correct an inadvertent error in Amendment No. 26 of the Statement as to the number and percentage of the Ordinary Shares directly owned by PEC and DIC as of June 20, 2004.

The following amends Items 2, 3 and 5 of the Statement.

Item 2. Identity and Background and Item 3. Source and Amount of Funds or Other Consideration.

(a), (b) and (c): The Reporting Persons.

On December 31, 2003 PEC sold to DIC, the parent company of PEC, 1,875,779 Ordinary Shares, constituting all the Ordinary Shares then directly owned by PEC, at a price of $5.04 per share, and consequently PEC ceased to be a Reporting Person. DIC used its own funds to purchase such Ordinary Shares from PEC.

Item 5. Interest in Securities of the Issuer

As of June 20, 2004:

PEC did not beneficially own any Ordinary Shares.

DIC Loans beneficially owned 4,880,336 Ordinary Shares, or approximately 12.82% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares.

DIC directly owned 4,412,387 Ordinary Shares, or approximately 11.59% of the outstanding Ordinary Shares, and may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares held by DIC Loans, or a total of 9,292,723 Ordinary Shares, constituting approximately 24.41% of the outstanding Ordinary Shares.

CEI beneficially owned 9,409,532 Ordinary Shares, or approximately 24.72% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares held by CEI.

DIC Loans, DIC, CEI, Clal, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, the aggregate of 18,702,255 Ordinary Shares held by DIC, DIC Loans and CEI, or approximately 49.13% of the outstanding Ordinary Shares.

Except for and subject to the foregoing in this Amendment, all the information contained in Amendment No. 26 of the Statement remains as stated therein, and is incorporated herein by reference thereto.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 27 is true, complete and correct.

Date: August 5, 2004

CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
PEC ISRAEL ECONOMIC CORPORATION
DIC LOANS LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

BY: /s/Haim Tabouch and Arthur Caplan

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., PEC Israel Economic Corporation, DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 25 of the Statement as Exhibits 2 through 11.